SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

18 November 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement
The share portfolio
The share option portfolio – Board of Directors
The share option portfolio – Executive Committee
Background information and definitions re holding of shares:
What is the trading window?
Who are all insiders and connected persons?
What are ID code and shares?
What is market value of the total shareholding?
What is market value of options?

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 18 November 2002	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange
Announcement

18 November 2002

Holding of Novo Nordisk shares by the members of the Board of Directors, of the Executive Committee and all insiders and connected persons as per 13 November 2002

In accordance with Section 37 of the Danish Securities Trading Act, Novo Nordisk is required on a quarterly basis after the closure of the trading window to publish holdings of Novo Nordisk shares as reported by insiders to Novo Nordisk.

Please find below a statement of the holding of the Novo Nordisk share as per the closure of the trading window as reported to Novo Nordisk.

The share portfolio

			Movements since		Portfolio as per
			26 August 2002		13 November 2002
	Holding of	Movements
	shares	in the period			Total shareholding	Market value of
	31 December	1 January to			Number of	total shareholding
	2001	26 August 2002	Bought	Sold	shares	in DKK

Board of Directors	92,170	14,050	0	0	106,220	23,155,960

Executive Committee	47,645	4,355	0	0	52,000	11,336,000

All insiders and connected persons					757,068	165,040,824

For background information and definitions, please turn to page 3.

Stock Exchange Announcement No 28 / 2002	Page 1 of 4

The share option portfolio – Board of Directors

						Market
		Options				value of
	Exercise	outstanding	Exercised since	Outstanding	Exercise	options
Granted	period	26 August 2002	26 August 2002	13 November 2002	price	(DKK million)

1998	2001-06	0	0	0	190	0
1998	2002-07	0	0	0	125	0
1999	2003-08	19,500	0	19,500	198	2
2000	2004-07	95,920	0	95,920	198	7
2000	2004-09	21,000	0	21,000	198	2
2001	2005-10	0	0	0	332	0

Total		136,420	0	136,420		11

For background information and definitions, please turn to page 4.

The share option portfolio – Executive Committee

						Market
		Options	Exercised			value of
	Exercise	outstanding	since	Outstanding	Exercise	options
Granted	period	26 August 2002	26 August 2002	13 November 2002	price	(DKK million)

1998	2001-06	10,500	0	10,500	190	1
1998	2002-07	17,000	0	17,000	125	2
1999	2003-08	37,500	0	37,500	198	3
2000	2004-07	200,140	0	200,140	198	14
2000	2004-09	35,000	0	35,000	198	3
2001	2005-10	47,500	0	47,500	332	2

Total		347,640	0	347,640		25

For background information and definitions, please turn to page 4.

Stock Exchange Announcement No 28 / 2002	Page 2 of 4

Background information and definitions re holding of shares:

Note that in the period 1 January – 25 February 2002 Tove Funder-Nielsen left the Board of Directors, Johnny Henriksen was elected to the Board of Directors and Lise Kingo, executive vice president, joined the Executive Committee. Their shares have been included under ‘Movements in the period 1 January – 26 August 2002’.

What is the trading window?

Novo Nordisk’s internal rules on trading in Novo Nordisk securities permit trading in such securities by insiders and connected persons in the 15-calendar-day period following each quarterly announcement.

Who are all insiders and connected persons?

Insiders at Novo Nordisk are defined as members of the Board of Directors, members of the Executive Committee, senior vice presidents and all employees reporting directly to them, all employees in Legal Department, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk’s parent organisation, Novo A/S, and the Novo Nordisk Foundation: members of the Board of Directors, members of the Executive Committee and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises approximately 500 directors, executives and employees.

This group’s reported trading in the Novo Nordisk share also includes trading undertaken by insiders’ spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500–2,000 members.

What are ID code and shares?

The ID code DK001028081 is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

What is market value of the total shareholding?

The market value is the total shareholding of the members of the Board of Directors, of the members of the Executive Committee and of the insiders and connected persons as a group, respectively, multiplied by the closing share price on the Copenhagen Stock Exchange on Tuesday 12 November 2002 of DKK 218.

Stock Exchange Announcement No 28 / 2002	Page 3 of 4

Background information and definitions re holding of options:

As far as options granted in 2000 are concerned please note that the options granted with an exercise period of 2004–07 relates to the combined ‘share investment scheme’ and ‘option grant scheme’ launched in connection with the demerger of Novozymes.

Also note that since 31 December 2001 Lise Kingo, executive vice president, has joined the Executive Committee. Her share option portfolio has been included in the number of share options listed as ‘Options outstanding on 26 August 2002’.

What is market value of options?

The calculation of market values of the options is based on the Black-Scholes option-pricing model. Closing price on the Copenhagen Stock Exchange on Tuesday 12 November 2002 of DKK 218 is used.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 17,900 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol “NVO”. For further company information visit :www.novonordisk.com

For further information please contact:

Media:	Investors:
Outside North America:	Outside North America:
Elin K Hansen Phone (direct): (+45) 4442 3450	Peter Haahr Phone (direct): (+45) 4442 1207

Palle Holm Olesen Phone (direct): (+45) 4442 6175

In North America:	In North America:
Susan Jackson Phone: (+1) 609 919 7776	Rasmus Jorgensen Phone (direct): (+1) 212 582 3676

Stock Exchange Announcement No 28 / 2002	Page 4 of 4